UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-40744

OTONOMO TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+(972) 52-432-9955
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The following exhibits are furnished hereto:

Exhibit No.	Description
99.1	Otonomo Technologies Ltd.’s Interim Unaudited Consolidated Financial Statements as of June 30, 2023 and for the Six Months Ended June 30, 2023 and June 30, 2022.
99.2	Operating and Financial Review and Prospects.

The information included in Exhibits 99.1 and 99.2 are hereby incorporated by reference into Otonomo Technologies Ltd.’s Registration Statements on Form F-3 (File No. 333-264771) and Form S-8 (File No. 333-261641).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Otonomo Technologies Ltd.

By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer and Director

Date: August 25, 2023